OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burden
hours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 1350 - 650 West Georgia St. Vancouver, B.C. Canada V6B 4N9 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.ca Web Site: www.rimfireminerals.com Contact: Patrick Moodie or Jason Weber

Incentive Stock Options Granted

PR08–17

Vancouver, BC – December 19, 2008:  Jason Weber, President and CEO of Rimfire Minerals Corporation reports that the Company has granted 270,000 incentive stock options to directors, officers and employees of the Company at a price of $0.20, expiring December 19, 2013.  All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 18, 2008.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and copper properties in western North America and Australia. Rimfire currently has in excess of two years of operating capital, and finances approximately 80% of its exploration through option and joint venture agreements. Current and former partners include AngloGold Ashanti Limited, Barrick Gold Corporation, Newmont Mining Company, Inmet Mining Corporation, Northgate Minerals Corporation, Fronteer Development Group Inc., Rubicon Minerals Corporation, American Creek Resources Ltd., Island Arc Exploration Corporation, Jaguar Minerals Limited and BWG.

On behalf of Rimfire Minerals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Rimfire Minerals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Rimfire’s expectations are the risks detailed herein and from time to time in the filings made by Rimfire Minerals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Item 2

Date of Material Change:

December 19, 2008

Item 3

Press Release:

Date

Place of Issue

December 19, 2008

Vancouver BC

Item 4

Summary of Material Change:

Rimfire has granted 270,000 incentive stock options to directors, officers and employees of the Company at a price of $0.20, expiring December 19, 2013.

Item 5

Full Description of Material Changes:

Jason Weber, President and CEO of Rimfire Minerals Corporation reports that the Company has granted 270,000 incentive stock options to directors, officers and employees of the Company at a price of $0.20, expiring December 19, 2013. All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 18, 2008.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 19th day of December 2008

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

 Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: December 19, 2008	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer